As filed with the Securities and Exchange Commission on June 25, 2012

Registration No. 333-181579

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST CITIZENS BANC CORP

(Exact name of Registrant as specified in its charter)

Ohio	6022	34-1558688
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 East Water Street

Sandusky, Ohio 44870

(419) 625-4121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James O. Miller

President and Chief Executive Officer

First Citizens Banc Corp

100 East Water Street

Sandusky, Ohio 44870

(419) 625-4121

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to: Anthony D. Weis, Esq. Vorys, Sater, Seymour and Pease LLP 52 East Gay Street P.O. Box 1008 Columbus, Ohio 43216 (614) 464-6400

From time to time after the effective date of this Registration Statement

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☒ 333-181579

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 Registration Statement (File No. 333-181579) is filed pursuant to Rule 462(d) solely to add one exhibit not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits.

The documents listed below are filed with this Registration Statement as exhibits or incorporated into this Registration Statement by reference as noted:

Exhibit Number	Description

1.1	Form of Underwriting Agreement ††

3.1	Articles of Incorporation, as amended, of First Citizens (Incorporated herein by reference to Exhibit 3.1 to First Citizens Banc Corp’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-25980))

3.2	Certificate of Amendment by Shareholders or Members as filed with the Ohio Secretary of State on January 12, 2009, evidencing the adoption by the shareholders of First Citizens on January 5, 2009 of an amendment to Article FOURTH to authorize the issuance of up to 200,000 preferred shares, without par value (Incorporated herein by reference to Exhibit 3.1(B) to First Citizens Banc Corp’s Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 0-25980))

3.3	Certificate of Amendment by Directors or Incorporators to Articles, filed with the Ohio Secretary of State on January 21, 2009, evidencing adoption of an amendment by the Board of Directors of First Citizens to Article FOURTH to establish the express terms of the Fixed Rate Cumulative Perpetual Preferred Shares, Series A, of First Citizens (Incorporated herein by reference to Exhibit 3.1 to First Citizens Banc Corp’s Current Report on Form 8-K dated and filed January 26, 2009 (File No. 0-25980))

3.4	Amended and Restated Code of Regulations of First Citizens (adopted April 17, 2007) (Incorporated herein by reference to Exhibit 3.2 to First Citizens Banc Corp’s Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 0-25980))

4.1	Agreement to furnish instruments and agreements defining rights of holders of long-term debt (Incorporated herein by reference to Exhibit 4.3 to First Citizens Banc Corp.’s Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 0-25980)

4.2	Form of Certificate for Fixed Rate Cumulative Perpetual Preferred Shares, Series A †

4.3	Warrant to Purchase 469,312 Shares of Common Stock of First Citizens (Incorporated herein by reference to Exhibit 4.1 to First Citizens Banc Corp’s Current Report on Form 8-K dated and filed January 26, 2009 (File No. 0-25980))

4.4	Letter Agreement, dated January 23, 2009, including Securities Purchase Agreement — Standard Terms attached thereto as Exhibit A, between First Citizens and the United States Department of the Treasury (Incorporated herein by reference to Exhibit 10.1 to First Citizens Banc Corp’s Current Report on Form 8-K dated and filed January 26, 2009 (File No. 0-25980))

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5.1	Opinion of Vorys, Sater, Seymour and Pease LLP as to the legality of the securities to be registered †

10.1	First Citizens Banc Corp Stock Option and Stock Appreciation Rights Plan dated April 18, 2000 (Incorporated herein by reference to Exhibit 10.1 to First Citizens Banc Corp’s Current Report on Form 8-K filed on November 21, 2005 (File No. 0-25980))

10.2	Letter Agreement, dated December 23, 2009, between First Citizens Banc Corp and James O. Miller (Incorporated herein by reference to Exhibit 10.2 to First Citizens Banc Corp’s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 0-25980))

10.3	Letter Agreement, dated December 23, 2009, between First Citizens Banc Corp and Todd A. Michel (Incorporated herein by reference to Exhibit 10.3 to First Citizens Banc Corp’s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 0-25980))

10.4	Letter Agreement, dated December 23, 2009, between First Citizens Banc Corp and Richard J. Dutton (Incorporated herein by reference to Exhibit 10.4 to First Citizens Banc Corp’s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 0-25980))

10.5	Letter Agreement, dated December 23, 2009, between First Citizens Banc Corp and James E. McGookey (Incorporated herein by reference to Exhibit 10.5 to First Citizens Banc Corp’s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 0-25980))

10.6	Letter Agreement, dated December 23, 2009, between First Citizens Banc Corp and Charles C. Riesterer (Incorporated herein by reference to Exhibit 10.6 to First Citizens Banc Corp’s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 0-25980))

10.7	Change in Control Agreement - James O. Miller (Incorporated herein by reference to Exhibit 10.6 to First Citizens Banc Corp’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-25980))

10.8	Change in Control Agreement - Charles C. Riesterer (Incorporated herein by reference to Exhibit 10.7 to First Citizens Banc Corp’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-25980))

10.9	Change in Control Agreement - Todd A. Michel (Incorporated herein by reference to Exhibit 10.8 to First Citizens Banc Corp’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-25980))

10.10	Change in Control Agreement - Leroy C. Link (Incorporated herein by reference to Exhibit 10.9 to First Citizens Banc Corp’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-25980))

21.1	Subsidiaries of First Citizens (Incorporated herein by reference to Exhibit 21.1 to First Citizens Banc Corp’s Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 0-25980))

12.1	Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends †

23.1	Consent of S. R. Snodgrass, A.C. †

23.2	Consent of Vorys, Sater, Seymour and Pease LLP (included in Exhibit 5.1) †

24.1	Powers of Attorney †

†	Previously filed.
††	Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sandusky, State of Ohio, on June 25, 2012.

FIRST CITIZENS BANC CORP

By:	/s/ James O. Miller
Name:	James O. Miller
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 25, 2012.

Signature	Title

/s/ James O. Miller	Director, President and Chief Executive Officer (principal executive officer)
James O. Miller

/s/ Todd A. Michel	Senior Vice President (principal financial and accounting officer)
Todd A. Michel

/s/ Thomas A. Depler	Director
Thomas A. Depler*

/s/ Allen R. Maurice	Director
Allen R. Maurice*

/s/ W. Patrick Murray	Director
W. Patrick Murray*

/s/ Allen R. Nickles	Director
Allen R. Nickles*

/s/ John P. Pheiffer	Director
John P. Pheiffer*

/s/ David A. Voight	Director, Chairman of the Board
David A. Voight*

/s/ Daniel J. White	Director
Daniel J. White*

*	The above-named directors of the Registrant sign this Registration Statement on Form S-1 by James O. Miller, their attorney-in-fact, pursuant to Powers of Attorney signed by the above-named directors, which Powers of Attorney are filed with this Registration Statement on Form S-1 as exhibits, in the capacities indicated and on the 25th day of June, 2012.

By:	/s/ James O. Miller
James O. Miller
President and Chief Executive Officer

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